U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

                                     FORM 3

       Filed pursuant to Section 16(a) of the  Securities  Exchange Act of 1934,
       Section  17(a)  of the  Public  Utility  Holding  Company  Act of 1935 or
       Section 30(f) of the Investment Company Act of 1940

1.     Name and Address of Reporting Person

       Westgate International, L.P.
       c/o Midland Bank Trust Corporation (Cayman) Limited
       P.O. Box 1109, Mary Street
       Grand Cayman, Cayman Islands, BWI

2.     Date of Event Requiring Statement (Month/Day/Year)

       4/8/99

2.     IRS or Social Security Number of Reporting Person (Voluntary)

4.     Issuer Name and Ticker or Trading Symbol

       Vion Pharmaceuticals, Inc. (VION)

5.     Relationship of Reporting Person to Issuer (Check all applicable)

       [ ] Director [ ] Officer  (give title below) [ ] Chairman [x] 10% Owner
       [ ] Other (specify below)

6.     If Amendment, Date of Original (Month/Day/Year)

7.     Individual or Joint/Group Filing (Check applicable line)

       [x] Form filed by one Reporting Person [ ] Form filed by more than one Reporting Person


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Table I          Non-Derivative Securities Beneficially Owned


1.     Title of Security (Instr. 4)

             Common Stock, par value $.01

2.     Amount of Securities Beneficially Owned (Instr. 4)

             628,709

3.     Ownership Form: Direct (D) or Indirect (I) (Instr. 5)

             D

3.     Nature of Indirect Beneficial Ownership (Instr. 4)

             N/A


Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.



                                  (Page 2 of 4)


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Table II  -  Derivative Securities Beneficially Owned (e.g. puts, calls, warrants, options, convertible securities)


1.     Title of Derivative Security (Instr. 4)

       (a) 5% Convertible Preferred Stock Series 1998 (b) Class A Warrants (c) Class B Warrants*

2.     Date Exercisable and Expiration Date (Month/Day/Year)

       Date Exercisable

       (a)   Immediately
       (b)   Immediately
       (c)   Immediately

       Expiration Date

       (a)   Mandatory redemption for cash on 6/30/03
       (b)   8/13/00
       (c)   8/13/00

3.     Title and Amount of Securities Underlying Derivative Security (Instr. 4)

       Title

             (a) Common Stock
             (b) Class B Warrants and Common Stock
             (c) Common Stock

       Amount or Number of Shares

             (a) 722,195
             (b) 77,724 Class B Warrants  and 77,724  shares of Common Stock
             (c) 77,724

4.     Conversion or Exercise Price of Derivative Security

       (a)   $3.60
       (b)   $4.63
       (c)   $6.23

5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)

       (a)   D
       (b)   D
       (c)   D


                                  (Page 3 of 4)


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6.     Nature of Indirect Beneficial Ownership (Instr. 5)

       Not applicable.


Explanation of Responses:

       * These securities represent the Class B Warrants into which the Reporting Person's Class A Warrants described in 1(b) of this Table II are exercisable.

** Intentional misstatement or omissions of facts constitute Federal Criminal
   Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

             WESTGATE INTERNATIONAL, L.P.

             By: Martley International, Inc., Attorney-in-fact


             By: /s/  Paul E. Singer                              April 16, 1999
                 ---------------------------------------------------------------
                  Paul E. Singer, President
                  **Signature of Reporting Person                           Date


                                  (Page 4 of 4)